CONFIDENTIAL

AMENDMENT 2

This amendment (the “Amendment”) between the parties signing below (“Parties”) amends the Existing Agreement as of October 23, 2020:

Term	Means
“Existing Agreement”	The Distribution Agreement between ALPS and the Fund dated April 16, 2018, as amended
“ALPS”	ALPS Distributors, Inc.
“Fund”	Resource Credit Income Fund

Except as amended hereby, all terms of the Existing Agreement remain in full force and effect. This Amendment includes the amendments in Schedule A and general terms in Schedule B.

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed by their duly authorized representatives.

ALPS Distributors, Inc.		Resource Credit Income Fund

By:	/s/ Bradley J. Swenson	By:	/s/ Jason Roos

Name:	Bradley J. Swenson	Name:	Jason Roos

Title:	President	Title:	Treasurer

Schedule A to this Amendment

Amendments

The Existing Agreement is amended as follows:

1.	The following new subsection (b) is added to Section 2 of Exhibit 1 to the Agreement:

“(b) As distributor, ALPS may receive compensation from upfront sales loads and contingent deferred sales loads paid by purchasers of Shares of certain classes of the Fund, as described in the Fund’s then-current prospectus. ALPS may also receive compensation from distribution fees paid by the Fund for certain share classes pursuant to the Fund’s Distribution Plans, as described in the Fund’s then-current prospectus. ALPS shall pay all or a portion of such sales loads and distribution fees to broker-dealers effectuating such sales and/or the broker-dealer of record on the account holding such Shares. In accordance with the Fund’s Plan of Distribution, ALPS agrees that all revenue paid to or received by ALPS from retained upfront sales loads, contingent deferred sales loads and unallocated distribution fees (“Revenue”) will be applied first to offset any fees payable by Sierra Crest Investment Management LLC and BC Partners Advisors L.P. under a Letter Agreement by and among Sierra Crest Investment Management LLC and BC Partners Advisors L.P. ALPS shall pay any remaining Revenue, at the written request of Sierra Crest Investment Management LLC, to the Fund, BC Partners Advisors L.P., Sierra Crest Investment Management LLC, or their respective affiliates, for Fund related sales, distribution or marketing expenses incurred.”

2.	Section 22 of Exhibit 1 to the Agreement is deleted in its entirety and replaced with the following:

“22.	Notices. All notices and other communications hereunder shall be in writing, shall be deemed to have been given when received or when sent by telex or facsimile, and shall be given to the following addresses (or such other addresses as to which notice is given):

To ALPS:

ALPS Distributors, Inc.

1290 Broadway, Suite 1000

Denver, Colorado 80203

Attn: General Counsel

Fax: (303) 623-7850

To the Fund:

Resource Credit Income Fund

650 Madison Avenue, 23rd Floor

New York, NY 10022

Attn: Albert Siu”

3.	Appendix B to Exhibit 1 to the Agreement is deleted in its entirety and replaced with the following:

“APPENDIX B

SERVICES

MEDALLION DISTRIBUTION

Act as legal underwriter/distributor

Prepare, update, execute & maintain selling agreements

Provide investment company advertising & sales literature review/approval

Administer intermediary due diligence program

Perform 12b-1 administration & reporting

Maintain & supervise FINRA registrations for licensed individuals

●	Coordinate Continuing Education requirements

●	Administer & maintain required filings/licenses with FINRA”

Schedule B to this Amendment

General Terms

1.	Capitalized terms not defined herein shall have the meanings given to them in the Existing Agreement.

2.	The Parties’ duties and obligations are governed by and limited to the express terms and conditions of this Amendment, and shall not be modified, supplemented, amended or interpreted in accordance with, any industry custom or practice, or any internal policies or procedures of any Party. This Amendment (including any attachments, schedules and addenda hereto), along with the Existing Agreement, as amended, contains the entire agreement of the Parties with respect to the subject matter hereof and supersedes all previous communications, representations, understandings and agreements, either oral or written, between the Parties with respect thereto.

3.	This Amendment may be executed in counterparts, each of which when so executed will be deemed to be an original. Such counterparts together will constitute one agreement. Signatures may be exchanged via facsimile or electronic mail and signatures so exchanged shall be binding to the same extent as if original signatures were exchanged.

4.	This Amendment and any dispute or claim arising out of or in connection with it, its subject matter or its formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with the laws of the same jurisdiction as the Existing Agreement.